# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Loar Holdings Inc., CIK 0002000178
CUSIP: 53947R105
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 20 New King Street, White Plains, New York (NY), 10604
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-24-259032
Filed by CIK 0001326908

## Reporting persons
- Brett N. Milgrim: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 4,473,868; shared voting power 4,473,868; sole dispositive power 4,473,868; shared dispositive power 4,473,868; aggregate amount beneficially owned 4,473,868 (4.8% of the class)
  Comment: Limited Liability Company
- BNM Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 608,541; sole dispositive power 0; shared dispositive power 608,541; aggregate amount beneficially owned 608,541 (0.7% of the class)
  Comment: Limited Liability Company

## Item 1. Issuer
Name of issuer: Loar Holdings Inc.
Address of issuer's principal executive offices: 20 New King Street, White Plains, New York 10604

## Item 2. Person Filing
Name of person filing:
Brett Milgrim
BNM Capital LLC
Address of principal business office or, if none, residence: 20 New King Street, White Plains, New York 10604
Citizenship:
Brett Milgrim - United States
BNM Capital LLC - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
BNM Capital LLC - 608,541
Brett Milgrim - 4,473,868
Shares reported herein for BNM Capital LLC represent shares beneficially owned by Mr. Milgrim. Shares reported herein for Mr. Milgrim represent the above referenced shares reported for BNM Capital LLC, the sole Investments Manager of which is Mr. Milgrim, as well as shares held by Mr. Milgrim individually.
Percent of class:
BNM Capital LLC - 0.7%
Brett Milgrim - 4.8%
The percentages herein are calculated based upon the statement in the Issuer's Prospectus as filed with the SEC on December 12, 2024, that there were 93,556,071 outstanding shares of common stock of the Issuer immediately following the Issuer's offering as of December 12, 2024.
Sole power to vote or to direct the vote:
BNM Capital LLC - 0 shares
Brett Milgrim - 4,473,868 shares
Shared power to vote or to direct the vote:
BNM Capital LLC - 608,541
Brett Milgrim - 4,473,868
Sole power to dispose or to direct the disposition:
BNM Capital LLC - 0 shares
Brett Milgrim - 4,473,868 shares
Shared power to dispose or to direct the disposition:
BNM Capital LLC - 608,541
Brett Milgrim - 4,473,868

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Brett N. Milgrim: /s/ Brett Milgrim, Brett Milgrim (02/14/2025)
- BNM Capital LLC: /s/ Brett Milgrim, Brett Milgrim, Investments Manager (02/14/2025)
Comment: Exhibit 99.1: Joint Filing Agreement by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on November 14, 2024).